K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

October 8, 2013

VIA EDGAR

Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)
- Legg Mason BW Global High Yield Fund (the “Fund”)
- Class A, Class C, Class FI, and Class R
File Nos.: 811-22338; 333-162441

Dear Ms. Lithotomos:

This letter responds to your comments, discussed in our telephone conversation on September 24, 2013, regarding your review of Post-Effective Amendment No. 62 to the Registrant’s registration statement on behalf of the Fund. Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 62 will become effective on October 8, 2013. We expect to file Post-Effective Amendment No. 64 on October 8, 2013, which will become effective on October 8, 2013 pursuant to Rule 485(b) under the 1933 Act and which will reflect certain non-material clarifying and conforming changes.

1.	Comment: In the Fund’s fee table, the maximum deferred sales charge for Class A shares is expressed as “Generally, none.” Please remove the word “generally” from the fee table.

Response: The Registrant respectfully submits that the word “generally” is more appropriate to describe the maximum deferred sales charge for Class A shares and has been previously discussed with the SEC staff. As discussed elsewhere in the Prospectus, the deferred sales charge is only applicable to investors who buy $1,000,000 or more of Class A shares and then redeem those shares within 18 months of purchase. The Registrant adopted the “Generally, none” formulation in order to address a prior comment by the Staff to remove a footnote describing this arrangement so as to streamline the disclosure in accordance with the content rules governing summary prospectuses.

2.	Comment: In the section of the Prospectus entitled “Principal investment strategies,” with respect to the discussion of the Fund’s 80% policy, please indicate that the 80% policy is calculated on the net assets of the Fund, plus any borrowings for investment purposes.

Response: The Registrant respectfully submits that the Fund’s 80% policy is based on and therefore calculated using its total assets which it believes includes all of the assets to which the Rule 35d-1 requirement applies.

Ms. Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

October 8, 2013

3.	Comment: In the section of the Prospectus entitled “Principal investment strategies,” because the Fund includes “global” in its name, please state that under normal circumstances, the Fund will invest at least 40% of its assets outside the United States.

Response: The Registrant has considered the staff’s comment but refers to a memorandum to members from the Investment Company Institute dated June 4, 2012, summarizing its conversations with senior members of the SEC staff, stating that the 40% policy was not compulsory for global funds. The memorandum noted that a fund should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.” The Registrant respectfully submits that its disclosure on this point is sufficient.

4.	Comment: The second paragraph of the “Principal investment strategies” section states: “The portfolio managers consider secular trends, political and monetary conditions and business cycle risks when making investment decisions.” Please explain supplementally what is meant by “secular trends.”

Response: A secular trend is an economic or market trend associated with some phenomenon that is not considered cyclical or seasonal, but is expected to exist over a relatively long period. Such trends may include increasing wealth, aging populations or new technologies.

5.	Comment: Please confirm supplementally that the derivatives disclosure is in accordance with the guidance provided in the letter dated July 30, 2010 to the Investment Company Institute from the staff of the Securities and Exchange Commission regarding Derivatives-Related Disclosures by Investment Companies.

Response: The Registrant has made modifications to its derivatives disclosure and confirms that the derivatives disclosure is in accordance with the guidance provided in the letter dated July 30, 2010 to the Investment Company Institute.

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If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9021 or Arthur Delibert at (202) 778-9042.

Sincerely,

/s/Ndenisarya M. Bregasi

Ndenisarya M. Bregasi